Cementos Lima S.A.

02 NOV -5 AM 8:05

FILE NO.
82-3911

02055848

VAL-147-02

October 30, 2002

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Please find enclosed the following documents:

1. Summary of resolutions adopted at the October 29, 2002 Board of Directors' Meeting.

   Date: filed with CONASEV and The Lima Stock Exchange on October 29, 2002.

   Required by: CONASEV and The Lima Stock Exchange.

2. Letter relating to cash dividend of US$ 0.11 per Share of Common Stock.

   Date: filed with CONASEV and The Lima Stock Exchange on October 29, 2002.

   Required by: CONASEV and The Lima Stock Exchange.

3. Letter relating to cash dividend of US$ 0.011 per Investment Share.

   Date: filed with CONASEV and The Lima Stock Exchange on October 29, 2002.

   Required by: CONASEV and The Lima Stock Exchange.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO [illegible]

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.00145.02
Lima, October 29, 2002

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as "Important Notice" about the resolutions adopted by the Board of Directors' Meeting held on October 29, 2002:

- Application of retained earnings corresponding to the Fiscal Years 1998 and 1999.
- Appointment of Independent Auditors.

Regarding the cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 4'586,640.92 against the 1998 and 1999 retained earnings.

Dividend per Common Share	US$ 0.11
Dividend per Investment Share	US$ 0.011

We will let you know the date at which the shares should be traded without rights to collect the dividend, as well as the day of payment of such dividend.

Regarding the Outside Auditors for auditing our Financial Statements for the Fiscal Year 2002, it was agreed to appoint MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (members of ERNST & YOUNG) instead of COLLAS, DONGO SORIA, GAVEGLIO Y ASOCIADOS SOCIEDAD CIVIL (members of PRICEWATERHOUSE COOPERS), who audited the Statements for the Fiscal Years 1993 to 2001.

Cementos Lima S.A.

This resolution was adopted by the Board considering that, after several years, it was time to change the Outside Auditors as a healthy rotation. Likewise we want to point out that we have not had any disagreement with the before Outside Auditors in the Fiscal Years above mentioned concerning the accounting principles, the way of evaluation the overall financial statement presentation and the conduction of the audits.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

FILE: TRACON5

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.00148.02
Lima, October 29, 2002

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on October 29, 2002, concerning the cash dividend of US$ 0.11 per Common Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be November 13, 2002 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend. The record date will be November 18, 2002.

This cash dividend in US$ dollars will be paid on November 28, 2002 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.00147.02
Lima, October 29, 2002

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on October 29, 2002, concerning the cash dividend of US$ 0.011 per Investment Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be November 13, 2002 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend. The record date will be November 18, 2002.

This cash dividend in US$ dollars will be paid on November 28, 2002 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2